82-3787

NETWORK ONE HOLDINGS CORP.
606 - 470 Granville Street
Vancouver, B.C.
V6C 1V5



03045022

Tel: 604-682-0949
Fax: 604-681-0907

December 1, 2003

Office Of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549, U.S.A.

Dear Sirs:

We enclose financial statements for the six months ended September 30, 2003.

Yours truly,

"Eddy Cheng"

Eddy Cheng, President

NETWORK ONE HOLDINGS CORP.

FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

(UNAUDITED)

NAME OF ISSUER: NETWORK ONE HOLDINGS CORP.

ISSUER ADDRESS: SUITE 606 – 470 GRANVILLE STREET

VANCOUVER, B.C.   V6C 1V5

ISSUER PHONE NUMBER: (604) 682-0949

ISSUER FAX NUMBER: (604) 681-0907

CONTACT PERSON: EDDY CHENG

CONTACT'S POSITION: PRESIDENT

CONTACT TELEPHONE NUMBER: (604) 649-8168

APPROVED BY THE BOARD OF DIRECTORS:

EDDY WAI CHIU CHENG		(03/11/27)
NAME OF DIRECTOR	SIGNATURE	DATE SIGNED (YY/MM/DD)

SUKHDEV BASSI		(03/11/27)
NAME OF DIRECTOR	SIGNATURE	DATE SIGNED (YY/MM/DD)

NETWORK ONE HOLDINGS CORP.
BALANCE SHEETS
AS AT
(UNAUDITED)

		September 30, 2003		March 31, 2003
ASSETS				
CURRENT				
Cash	$	730	$	787
Accounts receivable		647		172
	$	1,377	$	959
LIABILITIES				
CURRENT				
Accounts payable	$	51,466	$	45,235
Short-term loans *(Note 3)*		11,000		11,000
		62,466		56,235
LOANS *(Note 3)*		488,313		479,263
		550,779		535,498
SHAREHOLDERS' DEFICIENCY				
SHARE CAPITAL				
Authorized: 100,000,000 common shares without par value				
Issued: 4,033,517		1,639,566		1,639,566
DEFICIT		(2,188,968)		(2,174,105)
		(549,402)		(534,539)
	$	1,377	$	959

APPROVED BY THE DIRECTORS:

Eddy H. Cel Cel Director   _Sukhdev Bassi_ Director

See accompanying notes

NETWORK ONE HOLDINGS CORP.
STATEMENTS OF LOSS AND DEFICIT
FOR THE PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED)

	Three months ended Sept. 30, 2003	Three months ended Sept. 30, 2002	Six months ended Sept. 30, 2003	Six months ended Sept. 30, 2002
REVENUE				
Interest and miscellaneous	$ -	$ 20,000	$ -	$ 20,000
EXPENSES				
Management fees	**3,000**	3,000	**6,000**	6,000
Office and general	**158**	304	**509**	604
Professional fees	**2,838**	1,725	**3,838**	2,225
Shareholder information	**992**	1,868	**992**	1,868
Transfer agent and regulatory fees	**2,986**	2,213	**3,524**	2,740
	9,974	9,110	**14,863**	13,437
NET INCOME (LOSS) FOR THE PERIOD	**(9,974)**	10,890	**(14,863)**	6,563
DEFICIT, BEGINNING OF PERIOD	**(2,178,994)**	(2,198,505)	**(2,174,105)**	(2,194,178)
DEFICIT, END OF PERIOD	$ **(2,188,968)**	$ (2,187,615)	$ **(2,188,968)**	$ (2,187,615)
INCOME (LOSS) PER COMMON SHARE	$ **(0.0025)**	$ 0.0027	$ **(0.0037)**	$ 0.0016

See accompanying notes

NETWORK ONE HOLDINGS CORP.
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED)

	Three months ended Sept. 30, 2003	Three months ended Sept. 30, 2002	Six months ended Sept. 30, 2003	Six months ended Sept. 30, 2002
CASH PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net income (loss) for the period	$ (9,974)	$ 10,890	$ (14,863)	$ 6,563
Changes in non-cash working capital:				
(Increase) decrease in accounts receivable	(416)	79,726	(475)	79,676
Increase (decrease) in accounts payable	4,134	(12,402)	6,231	(11,628)
	(6,256)	78,214	(9,107)	74,611
FINANCING ACTIVITIES				
Directors' loans – advances (repayment)	6,700	(76,501)	9,050	(73,501)
INCREASE (DECREASE) IN CASH	444	1,713	(57)	1,110
CASH, BEGINNING OF PERIOD	286	(70)	787	533
CASH, END OF PERIOD	$ 730	$ 1,643	$ 730	$ 1,643

See accompanying notes

NETWORK ONE HOLDINGS CORP.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED)

1. **ACCOUNTING POLICIES**

   a) These financial statements have been prepared in accordance with generally accepted accounting principles in Canada and follow the same accounting policies and methods of application as per the March 31, 2003 annual financial statements. These interim financial statements do not contain all the information that is presented in annual financial statements. They should be read in conjunction with the most recent annual financial statements of the Company, prepared as of March 31, 2003.

   b) Income (loss) per share

   Income (loss) per share is calculated on the basis of the weighted-average number of common shares outstanding during the period. The effect of potential issues of shares under warrant or share option arrangements is anti-dilutive.

   c) Use of estimates

   The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. **RELATED PARTY TRANSACTIONS**

   During the periods ended September 30, 2003 and 2002, the Company accrued management fees payable to its President of $6,000.

3. **LOANS**

   The loans are without interest or stated terms of repayment and are unsecured. Of these loans, $226,160 (March 31, 2003: $217,110) is payable to a director. The loans have been classified as non-current liabilities, as part of any restructuring of the Company's affairs would involve management's intention to settle these loans by issuance of shares of the Company.

4.   CONTINUANCE OF OPERATIONS

These financial statements are prepared on a going-concern basis which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

As at September 30 and March 31, 2003, the Company had a deficit of $2,188,968 and $2,174,105 respectively. The ability of the Company to continue operating as a going concern is dependent upon, among other things, obtaining additional long-term financing and upon future profitable operations.

5.   FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

As at September 30 and March 31, 2003, the fair value of cash, accounts receivable, accounts payable and short-term loans approximates carrying value because of the short-term maturity of these instruments.